SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 29 July 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


EXHIBIT INDEX


1.1      Transaction in Own Shares released on 01 July 2005
1.2      Transaction in Own Shares released on 04 July 2005
1.3      Transaction in Own Shares released on 05 July 2005
1.4      Transaction in Own Shares released on 06 July 2005
1.5      Transaction in Own Shares released on 07 July 2005
1.6      Transaction in Own Shares released on 08 July 2005
1.7      Transaction in Own Shares released on 11 July 2005
1.8      Transaction in Own Shares released on 12 July 2005
1.9      Transaction in Own Shares released on 13 July 2005
2.0      Blocklisting Interim Review released on 13 July 2005
2.1      Blocklisting Interim Review released on 13 July 2005
2.2      Transaction in Own Shares released on 14 July 2005
2.3      Transaction in Own Shares released on 15 July 2005
2.4      Director/PDMR Shareholding released on 15 July 2005
2.5      Transaction in Own Shares released on 18 July 2005
2.6      Transaction in Own Shares released on 19 July 2005
2.7      Transaction in Own Shares released on 20 July 2005
2.8      Transaction in Own Shares released on 21 July 2005
2.9      Director/PDMR Shareholding released on 21 July 2005
3.0      Transaction in Own Shares released on 22 July 2005
3.1      Transaction in Own Shares released on 25 July 2005
3.2      Transaction in Own Shares released on 26 July 2005
3.3      Transaction in Own Shares released on 26 July 2005
3.4      Transaction in Own Shares released on 27 July 2005
3.5      Additional Listing released on 28 July 2005
3.6      BP Half Year Review 2005 released on 28 July 2005
3.7      Transaction in Own Shares released on 29 July 2005

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 July 2005

BP p.l.c. announces that on 30 June 2005, it purchased 4,700,000 ordinary shares at prices between 581.50 pence and 587.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 318,993,000 ordinary shares in Treasury, and has 21,174,178,678 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 July 2005

BP p.l.c. announces that on 1 July 2005, it purchased 2,500,000 ordinary shares at prices between 580.5 pence and 593.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 321,493,000 ordinary shares in Treasury, and has 21,172,204,560 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 July 2005

BP p.l.c. announces that on 4 July 2005, it purchased 3,370,919 ordinary shares at prices between 600.00 pence and 615.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 324,863,919 ordinary shares in Treasury, and has 21,169,011,090 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 July 2005

BP p.l.c. announces that on 5 July 2005, it purchased 7,000,000 ordinary shares at prices between 613.50 pence and 621.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 331,863,919 ordinary shares in Treasury, and has 21,162,063,221 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 July 2005

BP p.l.c. announces that on 6 July 2005, it purchased 2,500,000 ordinary shares at prices between 628.00 pence and 630.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 334,363,919 ordinary shares in Treasury, and has 21,159,597,067 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 July 2005

BP p.l.c. announces that on 7 July 2005, it purchased 7,381,805 ordinary shares at prices between 601.50 pence and 628.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 341,745,724 ordinary shares in Treasury, and has 21,152,215,262 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 July 2005

BP p.l.c. announces that on 8 July 2005, it purchased 2,100,000 ordinary shares at prices between 632.50 pence and 639.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 343,845,724 ordinary shares in Treasury, and has 21,152,251,668 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 July 2005

BP p.l.c. announces that on 11 July 2005, it purchased 9,000,000 ordinary shares at prices between 632.00 pence and 638.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 352,845,724 ordinary shares in Treasury, and has 21,145,312,869 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 July 2005

BP p.l.c. announces that on 12 July 2005, it purchased 14,000,000 ordinary shares at prices between 620.50 pence and 630.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 366,845,724 ordinary shares in Treasury, and has 21,131,591,803 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c.  -  Blocklisting Interim Review
BP p.l.c.  -  13 July 2005


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:      BP PLC



2. NAME OF SCHEME:      THE EXECUTIVE SHARE OPTION SCHEME



3. PERIOD OF RETURN:     FROM: 1 JANUARY 2005   TO:   30 JUNE 2005



4. NUMBER AND CLASS OF SHARE(S)     60,077,459 ORDINARY SHARES OF US$0.25
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED  44,025,301
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED   16,052,158
   AT END OF PERIOD:



7. NUMBER AND CLASS OF SHARE(S)           50,000,000 ORDINARY SHARES OF US$0.25
   (AMOUNT OF STOCK/DEBT SECURITIES)      WERE ADMITTED TO LISTING IN
   ORIGINALLY LISTED AND THE DATE OF ADMISSION: DECEMBER 2004


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

21,493,927,140 ORDINARY SHARES OF US$0.25 WHICH INCLUDES 318,993,000 TREASURY SHARES

CONTACT FOR QUERIES

NAME:  SUSAN WELCH
TELEPHONE:  020 7496 2102

EXHIBIT 2.1

BP p.l.c.  -  Blocklisting Interim Review
BP p.l.c.  -  13 July 2005

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:

   BP PLC


2. NAME OF SCHEME:

   THE BP GROUP SAVINGS RELATED SHARE OPTIONS


3. PERIOD OF RETURN:     FROM:            TO:

                         1 JANUARY 2005   30 JUNE 2005


4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:

   14,636,344 ORDINARY SHARES OF US$0.25


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:

   723,937


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:

   13,912,407


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   10,000,000 ORDINARY SHARES OF US$0.25 WERE ADMITTED TO LISTING ON
   25 JUNE 2004

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

   21,493,927,140 ORDINARY SHARES OF US$0.25 WHICH INCLUDES 318,993,000 TREASURY SHARES

CONTACT FOR QUERIES

NAME:                         SUSAN WELCH

TELEPHONE:                    020 7496 2102

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 July 2005

BP p.l.c. announces that on 13 July 2005, it purchased 7,500,000 ordinary shares at prices between 621.00 pence and 626.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 374,345,724 ordinary shares in Treasury, and has 21,124,648,588 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 July 2005

BP p.l.c. announces that on 14 July 2005, it purchased 5,000,000 ordinary shares at prices between 623.00 pence and 627.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 379,345,724 ordinary shares in Treasury, and has 21,120,451,651 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  15 July 2005

We were advised yesterday, 14 July 2005, by Computershare Plan Managers that on 11 July 2005 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.415 per share through participation in the BP ShareMatch UK Plan:-



Directors

Mr. I. C. Conn                         51 shares

Dr. A.B. Hayward                       51 shares

Mr. J.A. Manzoni                       51 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                       51 shares

Mr Andrew G. Inglis                    51 shares

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 July 2005

BP p.l.c. announces that on 15 July 2005, it purchased 11,000,000 ordinary shares at prices between 613.50 pence and 620.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 390,345,724 ordinary shares in Treasury, and has 21,109,451,651 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 July 2005

BP p.l.c. announces that on 18 July 2005, it purchased 7,000,000 ordinary shares at prices between 618.50 pence and 624.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 397,345,724 ordinary shares in Treasury, and has 21,103,470,369 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 July 2005

BP p.l.c. announces that on 19 July 2005, it purchased 5,640,000 ordinary shares at prices between 627.00 pence and 631.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 402,985,724 ordinary shares in Treasury, and has 21,097,949,147 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 July 2005

BP p.l.c. announces that on 20 July 2005, it purchased 11,500,000 ordinary shares at prices between 620.00 pence and 635.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 414,485,724 ordinary shares in Treasury, and has 21,086,483,587 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  21 July 2005

We were advised yesterday, 20 July 2005, by Computershare Plan Managers that on 1 September 2005 Mr I.C. Conn a Director of BP p.l.c. will acquire an option to purchase 1498 BP ordinary shares (ISIN number GB0007980591) at GBP4.41 per share exercisable between 1 September 2010 and 28 February 2011 through participation in the BP Sharesave UK Plan:-

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 July 2005

BP p.l.c. announces that on 21 July 2005, it purchased 11,500,000 ordinary shares at prices between 613.00 pence and 625.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 425,985,724 ordinary shares in Treasury, and has 21,075,125,367 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 July 2005

BP p.l.c. announces that on 22 July 2005, it purchased 4,100,000 ordinary shares at prices between 616.00 pence and 625.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 430,085,724 ordinary shares in Treasury, and has 21,071,134,069 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 July 2005


BP p.l.c. announces that on 25 July 2005, it purchased 8,500,000 ordinary shares at prices between 632.50 pence and 642.00 pence per share. The purchased shares will all be held as Treasury shares.


Following the above purchase, BP p.l.c. holds 438,585,724 ordinary shares in Treasury, and has 21,062,711,210 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 July 2005

BP p.l.c. announces that on 26 July 2005, it purchased 11,430,000 ordinary shares at prices between 630.50 pence and 641.00 pence per share and between 1094.17 cents and 1098.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 450,015,724 ordinary shares in Treasury, and has 21,051,302,910 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 July 2005

BP p.l.c. announces that on 27 July 2005, it purchased 9,282,000 ordinary shares at prices between 627.50 pence and 632.50 pence per share and between 1098.00 cents and 1107.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 459,297,724 ordinary shares in Treasury, and has 21,042,157,156 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.5

BP p.l.c.  -  Additional Listing
BP p.l.c.  -  28 July 2005

                            BP p.l.c.("the Company")

                    ---------------------------------------


Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 20,000,000 Ordinary shares of US$0.25 each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 1 August 2005 and trading will commence on 2 August 2005.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):


          Schemes                                                       Shares

EXECUTIVE SHARE OPTION SCHEMES                                       20,000,000


When issued these shares will rank pari passu with the existing Ordinary shares.

EXHIBIT 3.6

BP p.l.c.  -  BP Half Year Review 2005
BP p.l.c.  -  28 July 2005


BP Half Year Review January-June 2005


An advertisement containing the half yearly review will be placed in the FT, UK edition, and the Wall Street Journal Europe on Friday, 29 July 2005. Copies of the advertisement have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No: (0) 20 7676 1000

EXHIBIT 3.7

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  29 July 2005

BP p.l.c. announces that on 28 July 2005, it purchased 11,910,000 ordinary shares at prices between 626.00 pence and 636.50 pence per share and between 1102.33 cents and 1114.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 471,207,724 ordinary shares in Treasury, and has 21,031,171,079 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 1 August 2005                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary